Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

July 3, 2012	Deborah Schwager Froling

VIA EDGAR AND HAND DELIVERY	Attorney
202.857.6075 DIRECT
202.857.6395 FAX
Mr. H. Roger Schwall	froling.deborah@arentfox.com

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ICON Oil & Gas Fund Amendment No. 3 to Registration Statement on Form S-1, filed June 13, 2012 SEC File No. 333-177051

Dear Mr. Schwall:

On behalf of our client, ICON Oil & Gas Fund (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letters, dated June 29, 2012 and July 2, 2012, with respect to the Registrant’s above-referenced Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on June 13, 2012 (the “Registration Statement”).

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

SMART IN YOUR WORLD®	1050 Connecticut Avenue, NW Washington, DC 20036-5339 T 202.857.6000 F 202.857.6395	1675 Broadway New York, NY 10019-5820 T 212.484.3900 F 212.484.3990	555 West Fifth Street, 48th Floor Los Angeles, CA 90013-1065 T 213.629.7400 F 213.629.7401

Mr. H. Roger Schwall July 3, 2012 Page 2

June 29, 2012 Letter

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act and Section 14A(a) and (b) of the Securities Exchange Act; and
•	State your election under Section 107(b) of the JOBS Act:
•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to provide companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Securities Act Section 5(d) to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provides us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Registrant has provided the requested disclosure on the cover page as well as on page 80 of the Registration Statement. There are no written materials provided in reliance upon Securities Act Section 5(d) to potential investors that are qualified institutional buyers or institutional accredited investors. There are no research reports published or distributed in reliance upon Section 2(a)(3) of the Securities Act.

Cover Page

2.	Please revise your disclosure at the top of the page to make clear that this prospectus relates solely to ICON Oil & Gas Fund-A L.P. Remove all references on the cover page to the other partnerships that ICON Oil & Gas Fund may offer in the future. .

Response: Please see the revised cover page attached hereto.

Mr. H. Roger Schwall July 3, 2012 Page 3

Prior Activities, page 62

3.	We note your disclosure regarding the prior performance of certain projects for which Special Energy is/was the operator. Explain to us how you determined that the prior performance of the projects presented is representative of Special Energy’s record, given your disclosure that Special Energy has been the operator of 20 dewatering projects since 1998. Also explain how you determined that the projects presented are relevant from an investment perspective to ICON Oil & Gas Fund-A L.P.

Response: The Registrant has revised the disclosure on page 62 attached hereto.

Management, page 63

4.	Please identify the individuals with ultimate voting or investment control over ICON Capital Corp. and ICON Investment Group.

Response: Please see the revised disclosure on pages 5 and 64 attached hereto.

Exhibit 23.1

5.	Please file a revised consent from your independent accountant that includes the firm’s name.

Response: Please see Exhibit 23.1 attached hereto.

July 2, 2012 Letter

Investment Objective, page 1

1.	Indicate in this section that this is your first oil and gas program and that you therefore have no track record in attempting to attain the investment objectives.

Response: Please see the revised disclosure on page 2 attached hereto.

Prior Activities, page 62

2.	Indicate at the top of this page that, because this is your first oil and gas partnership, you are unable to provide any track record about drilling results, investments in oil and gas programs and recovery on investment in such programs.

Response: Please see the revised disclosure on page 62 attached hereto.

3.	Please revise this section as follows:

  Delete the sentences regarding wells determined to be uneconomic at the time that they were drilled;
  Delete the sentence that begins “[h]ad the partnership partnered with Special Energy…;”
  Explain to us why the information regarding the Golden Lane Project is not contained in the table at the bottom of the page;
  Update the disclosure regarding Master, Iconium and Stonewall. It is our understanding that those projects are still operating;
  Indicating the percentage of working interests held by Special Energy in each project;
  Explain what is meant by the acronym “LOE;”
  Explain what is meant by Operating and Total Project Cash Flow and how these compare to cash distributions. Given that one of the objectives of the Fund is to generate cash distributions, clarify whether these terms are similar or dissimilar to distributions that may be distributed by the Fund;
  Indicate whether Special Energy will hold working interests in properties to be acquired by the Fund and, if so, the percentage of such working interest;
  Indicate prominently, if true, that providing tax benefits was not one of the objectives of the Projects in the table.

Mr. H. Roger Schwall July 3, 2012 Page 4

This section should make clear that the purpose of this section is to provide information about the operator, that the projects had different structures and objectives than the Fund. It should also make clear that the Fund may use operators other than Special Energy.

Response: Please see the revised disclosure on page 62 attached hereto.

Sales Literature

4.	Please provide us with any sales literature regarding the Offering prior to its use.

Response: The Registrant will provide the staff with any sales literature prior to its use.

* * * *

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Senior Managing Director, of ICON Oil & Gas GP, LLC at (212) 418-4711.

Sincerely,

/s/ Deborah Schwager Froling

Deborah Schwager Froling

Enclosures

cc:	Joel S. Kress, ICON Oil & Gas GP, LLC (w/o enclosures)